Prudential Investment Portfolios, Inc.
655 Broad Street
Newark, New Jersey 07102

December 17, 2019

VIA EDGAR SUBMISSION

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Mr. Alberto Zapata

Re:Prudential Investment Portfolios, Inc.: Form N-1A

Post-Effective Amendment No. 63 to the Registration

Statement under the Securities Act of 1933;

Amendment No. 64 to the Registration Statement under

the Investment Company Act of 1940

Securities Act Registration No. 033-61997

Investment Company Act No. 811-07343

Dear Mr. Zapata:

We filed through EDGAR on October 18, 2019 on behalf of Prudential Investment Portfolios, Inc. (the “Registrant”) Post-Effective Amendment No. 63 (the “Registration Statement”) to the Registrant’s Registration Statement on Form N-1A under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 64 under the Investment Company Act of 1940, as amended (the “1940 Act”).  The Registration Statement was filed pursuant to Rule 485(a)(1) under the 1933 Act solely for the purpose of making certain changes to the name and strategies of the PGIM Jennison Equity Opportunity Fund (the “Fund”), a series of the Registrant.

This letter is intended to respond to the comments on the Registration Statement that the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) conveyed by telephone to Diana Huffman on December 2, 2019.  For your convenience, a summary of the Staff’s comments is included herein and the Fund’s responses are keyed accordingly, as set forth below.  Any changes made in response to the Staff’s comments will be reflected in Post-Effective Amendment No. 66 (the “Amendment”) to the Registrant’s Registration Statement to be filed on or about December 18, 2019 pursuant to Rule 485(b) under the 1933 Act with immediate effectiveness.  Capitalized terms not otherwise defined herein have the meanings given them in the Amendment. Page numbers referenced herein are those set forth in the Registration Statement.

PROSPECTUS

1.  Comment

Please update the series and class identifiers for the Fund on Edgar once the Amendment becomes effective.

Response

The requested changes have been made.

2.  Comment

In the section of the summary prospectus entitled “Investments, Risks and Performance”, consider adding more detailed disclosure about the Fund’s investment strategies.  Specifically, consider adding the two paragraphs from the statutory prospectus regarding the investment focus of the Fund’s subadviser and the types of equities that will be purchased by the Fund.

Response

The Prospectus has been revised to reflect this change.

3.  Comment

In the summary prospectus, in the section entitled “Investments, Risks and Performance”, there is a discussion of the value strategy but no discussion of what makes the Fund a “focused” fund.  If the term “focused” is just an amplifier, please explain supplementally.  If the term “focused” has investment implications, please add clarification to the Prospectus.

Response

The term “focused” refers to the number of holdings within the Fund’s portfolio. The Prospectus has been revised to reflect this change. Specifically, disclosure has been added to reflect that in deciding which equities to buy, the subadviser uses what is known as a value investment style to select approximately 25 to 40 issuers.

4.  Comment

In the section of the summary prospectus entitled “Investments, Risks and Performance”, the “Principal Risks” header is formatted in a way that makes it blend in as part of the list of risk factors. Please consider changing the formatting to make the “Principal Risks” header stand out.

Response

The requested change has been made.

PART C

5.  Comment

We note that a Power of Attorney is appended to the signature page of the Registration Statement.  Please confirm that the Power of Attorney is specific to the Fund.

Response

The Power of Attorney is executed on behalf of each registered investment company listed in Appendix A, including current and future series thereof. Accordingly, the Power of Attorney appended to the Fund’s signature page covers the Fund as a series of Prudential Investment Portfolios, Inc.

Any questions or comments concerning the above may be communicated to Diana Huffman at (973) 367-8982.

Sincerely,

       /s/ Diana Huffman

                                                             Diana Huffman
Vice President & Corporate Counsel